Exhibit 99.37

TERM SHEET

January 14, 2021

FIRST COBALT CORP.

Bought Public Offering of Units (the “Offering”)

A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the Provinces of Canada, other than Quebec.

Copies of the final short form base shelf prospectus may be obtained from Eight Capital at ecm@viiicapital.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final short form base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	First Cobalt Corp. the “Company”)

Issue:	Treasury offering of 27,420,000 units (the “Units”). Each Unit shall be comprised of one common share of the Company (a “Share”), and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Share at an exercise price of $0.50, for a period of 24 months following the closing of the Offering.

Issue Price:	$0.31 per Unit (“Issue Price”)

Issue Size:	$8,500,200

Underwriters' Option:	The Company has granted Eight Capital an option to purchase up to an additional 15% of the Units, at the Issue Price, exercisable in whole or in part at any time for a period of 30 days after and including the Closing Date.

Use of Proceeds:	The Company intends to use the net proceeds of the Offering for the advancement of the First Cobalt Refinery and for general corporate purposes.

Form of Offering:	Bought deal, subject to termination clauses including “material adverse change” out, “disaster” out, and “breach” out.

Form of Underwriting:	Public offering in all provinces of Canada, excluding Quebec, by way of short form prospectus.

Private placement in the United States pursuant to exemptions from the registration requirements under Rule 144A and/or Regulation D of the U.S. Securities Act of 1933, as amended.

The Offering will also be made available to offshore investors pursuant to relevant prospectus or registration exemptions in accordance with applicable laws.

Listing:	The Company's Shares trade on the TSX Venture Exchange (“Exchange”) under the symbol “FCC”. The Company will use its best efforts to obtain the necessary approvals to list the Shares on the Exchange, which listing shall be a condition of Closing.

Eligibility:	The Units will be qualified investments under the Income Tax Act (Canada) for registered accounts.

Underwriters:	Eight Capital, together with a syndicate to be formed in consultation with the Company.

Commission:	6% cash commission and that number of compensation warrants equal to 6% of the number of Units sold pursuant to the Offering. Each compensation warrant will be exercisable into one Share at the Issue Price for a period of 24 months following the Closing Date.

Closing Date:	On or about January 21, 2021